Exhibit 99.5

Empower Clinics Inc.

(Formerly Adira Energy Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Empower Clinics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Empower Clinics Inc. and its subsidiaries (the Company) as of December 31, 2018, and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountant
Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Toronto, Ontario
June 3, 2019

2

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in United States dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current
Cash		$157,668	$–
Accounts receivable		–	847
Prepaid expenses		29,475	24,012
Due from related parties	20	–	133,775
Total current assets		187,143	158,634
Property and equipment	6	127,060	36,128
Intangible assets	7	71,617	249,996
Assets held for sale	8	127,972	185,044
Total assets		$513,792	$629,802

LIABILITIES
Current Bank indebtedness		$–	$7,148
Accounts payable and accrued liabilities	9	1,554,892	1,449,555
Share subscriptions		61,167	–
Current portion of notes payable	10	610,444	404,370
Due to related parties	20	12,575	16,170
Convertible debentures payable	12	274,466	1,835,225
Secured loan payable	11	717,460	676,849
Conversion feature	12	22,565	1,047,347
Current portion of warrant liability	13	4,474	–
Total current liabilities		3,258,043	5,436,664
Notes payable	10	150,271	–
Warrant liability	13	101,698	–
Total liabilities		3,510,012	5,436,664

EQUITY
Issued capital	14	5,401,024	550,744
Reserves	14	972,697	–
Equity component of convertible debentures	12	–	222,417
Deficit		(9,369,941)	(5,580,023)
Total shareholders’ deficit		(2,996,220)	(4,806,862)
Total liabilities and shareholders’ deficit		$513,792	$629,802

Nature of operations and going concern (note 1)
Commitments and contingencies (note 22)
Events after the reporting period (note 23)

Approved and authorized by the Board of Directors:

“Steven McAuley”	Director	“Dustin Klein”	Director

The accompanying notes are an integral part of these consolidated financial statements.

3

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2018, 2017 and 2016

(in United States dollars, except share numbers and per share amounts)

	Note	2018	2017	2016
Revenues
Clinic services		$1,091,386	$1,507,050	$2,134,857

Direct clinic expenses
Medical personnel costs		268,905	456,645	556,246
Travel clinic costs		148,142	182,189	161,862
Total direct clinic expenses		417,047	638,834	718,108

Earnings from clinic operations		674,339	868,216	1,416,749

Operating expenses	15	2,517,681	2,037,008	1,588,007
Legal and professional fees		1,450,141	1,131,041	942,959
Depreciation and amortization expense	6,7	123,473	103,372	120,768
Share-based payments	14,20	892,417	5,433	–

Loss from operations		(4,309,373)	(2,408,638)	(1,234,985)

Other expenses (income)
Listing fee	5	1,308,808	–	–
Accretion expense	12	241,521	667,373	189,922
Interest expense	10,11,12	126,375	186,001	83,705
Gain on debt settlement		–	(106,360)	–
(Gain) loss on change in fair value of warrant liability	13	(1,598,425)	–	–
Gain on change in fair value of conversion feature	12	(890,136)	–	–
Impairment of equipment	6	–	–	14,500
Impairment of intangible assets	7	64,200	–	64,800
Impairment of assets held for sale	8	57,072	–	–
Restructuring expense, net	16	110,424	–	–
Other expense (income), net		60,706	(45,731)	81,822
		(519,455)	701,283	434,749
Loss before income taxes		(3,789,918)	(3,109,921)	(1,669,734)
Deferred tax recovery	17	–	–	78,146
Net loss and comprehensive loss for the year		$(3,789,918)	$(3,109,921)	$(1,591,588)

Loss per share
Basic		$(0.06)	$(0.06)	$(0.14)
Diluted		$(0.06)	$(0.06)	$(0.14)

Weighted average number of shares outstanding
Basic		66,670,041	48,072,262	11,746,166
Diluted		66,670,041	48,072,262	11,746,166

The accompanying notes are an integral part of these consolidated financial statements.

4

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2017 and 2016
(in United States dollars)

	Note	2018	2017	2016
Operating activities
Net loss and comprehensive loss		$(3,789,918)	$(3,109,921)	$(1,591,588)
Items not involving cash:
Deferred tax recovery	17	–	–	(78,146)
Depreciation and amortization expense	6,7	123,474	103,372	120,768
Share-based payments	14,20	892,417	5,433	–
Non-cash listing fee	5	942,937	–	–
Accretion expense	12	241,521	667,373	189,922
Interest expense	10,11,12	125,904	168,467	83,705
Gain on debt settlement		–	(106,360)	–
(Gain) loss on change in fair value of warrant liability	13	(1,598,425)	8,435	–
Gain on change in fair value of conversion feature	12	(890,136)	–	–
Impairment of equipment			–	14,500
Impairment of intangible assets	7	64,200	–	64,800
Impairment of assets held for sale	8	57,072	–	–
Shares issued for compensation	14, 20	477,180	65,722	–
Shares issued for restructuring	14	216,873	–	–
Shares issued for services	14	560,980	–	56,000
Other		–	–	18,176
		(2,575,921)	(2,197,479)	(1,121,863)
Changes in working capital:
Accounts receivable		847	1,155	5,316
Prepaid expenses		(5,463)	(20,512)	(3,500)
Accounts payable and accrued liabilities	9	(255,173)	629,076	596,220
Net cash used in operating activities		(2,835,710)	(1,587,760)	(523,827)

Investing activities
Acquisition of property and equipment	6	(100,227)	(31,598)	–
Net cash used in investing activities		(100,227)	(31,598)	–

Financing activities
Proceeds from issue of shares	14	2,092,295	116,522	191,700
Advance of notes payable	10	495,449	399,985	–
Repayment of notes payable	10	–	(31,000)	–
Repayment of secured loan		–	–	(12,600)
Advance of convertible debentures payable	12	442,437	1,180,314	275,000
Proceeds from share subscriptions	13	61,167	–	120,000
Cash acquired in the Transaction	5	13,000	–	–
Repayment to related party	20	(3,595)	(58,765)	–
Bank indebtedness		(7,148)	7,148	(52,025)
Net cash provided by financing activities		3,093,604	1,614,204	522,075
Increase (decrease) in cash		157,668	(5,154)	(1,752)
Cash, beginning of year		–	5,154	6,906
Cash, end of year		$157,668	$–	$5,154

Supplemental disclosure with respect to cash flows (note 18)

The accompanying notes are an integral part of these consolidated financial statement.

5

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

(in United States dollars, except share numbers)

	Note	Number	Issued capital	Shares to be issued	Reserves	Equity component of convertible debentures	Deficit	Total
Balance, December 31, 2015		6,561,680	$800	$–	$–	$–	$(878,514)	$(877,714)
Shares issued for cash	14	9,538,320	247,700	–	–	–	–	247,700
Issuance of convertible debentures		–	–	–	–	222,417	–	222,417
Unissued share subscription		–	–	120,000	–	–	–	120,000
Net loss and comprehensive loss for the year		–	–	–	–	–	(1,591,588)	(1,591,588)
Balance, December 31, 2016		16,100,000	248,500	120,000	–	222,417	(2,470,102)	(1,879,185)
Shares issued for cash	14	32,237,225	302,244	(120,000)	–	–	–	182,244
Net loss and comprehensive loss for the year		–	–	–	–	–	(3,109,921)	(3,109,921)
Balance, December 31, 2017		48,337,225	550,744	–	–	222,417	(5,580,023)	(4,806,862)
Shares issued - Transaction consideration	5,14	2,544,075	614,415	–	–	–	–	614,415
Shares issued for cash	14	8,756,376	2,092,295	–	80,280	–	–	2,172,575
Shares issued on conversion of convertible debentures	12,14	11,796,046	1,010,363	–	–	(222,417)	–	787,946
Shares issued on conversion of notes payable	10,14	785,949	157,079	–	–	–	–	157,079
Shares issued to former CEO	14	2,000,000	477,180	–	–	–	–	477,180
Shares issued for restructuring	14	1,204,851	216,873	–	–	–	–	216,873
Shares issued for services	14	2,423,076	282,075	–	–	–	–	282,075
Share-based payments	14	–	–	–	892,417	–	–	892,417
Net loss and comprehensive loss for the year		–	–	–	–	–	(3,789,918)	(3,789,918)
Balance, December 31, 2018		77,847,598	$5,401,024	$–	$972,697	$–	$(9,369,941)	$(2,996,220)

The accompanying notes are an integral part of these consolidated financial statement.

6

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

1. NATURE OF OPERATIONS AND GOING CONCERN

Empower Clinics Inc. (“Empower” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. The Company is a leading owner and operator of medical cannabis certification clinics and developer of hemp-derived CBD products in the US, focused on enabling individuals to improve and protect their health. This business is conducted through Empower’s wholly-owned Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following subsidiaries:

i.	Empower Healthcare Corporation (“EHC”) is an Oregon based company that, through its clinics in Oregon, and Washington State, provides physician services to patients in those states. EHC acquired the assets of Presto Quality Care Corporation (“Presto”) on June 12, 2015 and acquired the operations of Presto on July 12, 2015.

ii.	SMAART Inc. is an Oregon based company that does not have an active business.

iii.	The Hemp and Cannabis Company (“THCC Oregon”) and The Hemp and Cannabis Company Access Points Oregon (“THCF Access Points Oregon”), These are Oregon based companies that do not have active businesses.

iv.	The Hemp and Cannabis Company (“THCC Washington”) and The Hemp and Cannabis Company Access Points Washington (“THCF Access Points Washington”), are Washington based companies that do not have active businesses.

v.	CanMed Solutions Inc., is an Oregon based company that was incorporated on January 27, 2017. The Company does not have an active business.

The registered office of the Company is located at Suite 918 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s U.S. headquarters are at 105 SE 18th Avenue, Portland, Oregon.

Reverse takeover

On April 23, 2018, the Company completed its previously disclosed reverse takeover transaction (“RTO”) of Adira Energy Ltd. (note 5). Following the RTO, on April 30, 2018 the Company listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “EPW” then subsequently changed its ticker symbol on April 10, 2019 to “CBDT”, on the OTC, part of the OTC Markets Group, under the ticker “EPWCF” and on the Frankfurt Stock Exchange under the ticker “8EC”. On closing of the RTO, the Company’s name was changed from Adira Energy Ltd to Empower Clinics Inc.

Share consolidation

On April 19, 2018, in anticipation of the completion of the RTO, Adira filed articles of amendment to complete an approved share consolidation of the Adira’s issued and outstanding common shares on the basis of 6.726254 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share, issued and outstanding common shares (note 14(a)), share options (note 14(b)) and warrants (note 13), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

Going concern

At December 31, 2018, the Company had a working capital deficiency of $3,070,900 (December 31, 2017 - $5,278,030), has not yet achieved profitable operations, has accumulated deficit of $9,369,941 (December 31, 2017 - $5,580,023). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that cast substantial doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements have been prepared using accounting principles applicable to a going concern and do not reflect adjustments, which could be material, to the carrying values of the assets and liabilities. See note 23 for events after the reporting period.

7

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

2. BASIS OF PREPARATION

a)     Statement of compliance

These consolidated financial statements of Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”) for all periods presented. These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 3, 2019.

b)     Basis of presentation

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)     Functional and presentation currency

The consolidated financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars.

d)     Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018. As a result of these impairment indicators, the Company assessed the intangible assets and assets held for sale CGUs for impairment and concluded the recoverable value of each CGU was less than its carrying value and an impairment loss was recognized on intangible assets and assets held for sale.

iii.	Revenue recognition as a result of adopting IFRS 15

a.      Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services.

8

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

2. BASIS OF PRESENTATION (continued)

b.       Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

e)     Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.     Current and deferred taxes (note 17)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits, which are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

ii.    Equity-settled share-based payments (note 14)

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

9

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

2. BASIS OF PRESENTATION (continued)

iii.   Contingencies (note 22)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

f)     Reclassification of prior year amounts

The Company has reclassified certain immaterial items on the comparative consolidated statements of loss and comprehensive loss to improve clarity.

3.	SIGNIFICANT ACCOUNTING POLICIES

New and amended IFRS standards that are effective for the year ended December 31, 2018

i.    Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•	IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•	The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2018 and 2017, or upon adoption of IFRS 9.

10

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

ii.    Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its patient revenue under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded the delivery of patient services is the only performance obligation in the contracts and accordingly there was no change in the amount or timing of revenue recognition under the new standard.

iii.   Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's consolidated financial statements.

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)    Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

On April 16, 2018, the Company completed a reverse takeover transaction with Adira Energy Ltd. The transaction was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction as explained further in note 5. As a result of these reorganizations described above, the accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)    Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

11

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

c)     Cash

Cash consists of cash at banks and on hand.

d)     Property and equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

The cost of replacing or overhauling a component of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

e)     Intangible assets

Intangible assets are stated at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing the intangible asset to the condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs.

Upon sale or abandonment of any intangible asset, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period.

f)      Depreciation

Depreciation is provided using the straight-line basis over the following terms:

Building	15 years
Equipment	3 years
Furniture	5 years
Computer software and equipment	3 years
Office furniture and equipment	3 years
Patient records	5 years
Trademarks	5 years
Domain names	5 years
Management software	5 years

As at December 31, 2018, tenant improvements were not available for use and therefore no amortization has been taken.

Depreciation commences on the date the asset is available for use. An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

g)     Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured as the lower of their carrying amount and fair value less costs to sell.

12

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

h)    Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•	by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,
•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to profit or loss for the period.

i)     Convertible debentures

The convertible debentures were determined to be compound instruments, comprising liability and equity (common shares and warrants). As the debentures are convertible into common shares, the liability and equity components are presented separately. The initial carrying amount of the equity component of the convertible debentures is determined by using the Black-Scholes option pricing model to estimate the fair value the equity component at the grant date. Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the equity component. The equity component, and any associated warrants recognized on conversion of the convertible debenture are recorded in reserves on the statement of financial position. The debentures, net of the equity components are accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

j)     Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to profit or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

13

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to profit or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

k)    Share purchase warrants

Share purchase warrants are classified as a derivative liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

l)     Issued capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity. Share issue costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issue costs related to uncompleted share subscriptions are expensed in the period they are incurred.

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Canadian Securities Exchange on the date of the agreement to issue the shares or the date of share issuance, whichever is more appropriate.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

14

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

m)    Financial Instruments

Implementation

In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively, for financial instruments that were recognized at the date of application, which was January 1, 2018. The change did not impact the carry value of any financial instruments on this date.

In implementing IFRS 9, the Company updated the financial instruments classification within its accounting policy. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets and liabilities	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and receivables	Financial assets at amortized cost
Trade receivable	Loans and receivables	Financial assets at amortized cost
Accounts payable	Other financial liabilities	Financial liabilities at amortized cost
Long-term debt	Other financial liabilities	Financial liabilities at amortized cost

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability. On initial recognition, all financial assets and liabilities are recorded by the Company at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as FVTPL for which transaction costs are expensed in the period in which they are incurred.

n)    Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company has classified cash and trade receivables as amortized cost.

15

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. The Company's financial assets at FVTPL include the assets held for sale (note 8).

o)    Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

p)    Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

16

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

q)     Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

r)     Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as an increase in operating costs, a decrease in the number of patient visits or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to profit or loss. Nonfinancial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in profit or loss.

s)     Taxes

i.     Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.    Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

17

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

t)     Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the income (loss) and comprehensive income (loss) of the Company by the basic weighted average number of common shares outstanding during the period.

For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

u)    Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services rendered, stated net of discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company's activities, as described below. The Company recognizes revenue from the rendering of patient services in the accounting period in which the physician’s services are rendered.

v)     Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

18

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

4. RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

i.    In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of right of use assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the consolidated statements of financial position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts. The Company is currently evaluating the impact of applying IFRS 16.

5.     THE TRANSACTION

On April 23, 2018, S.M.A.A.R.T Holdings Inc (“SMAART”) completed the acquisition with Adira Energy Ltd. (“Adira”), pursuant to which SMAART amalgamated with 1149770 B.C. Ltd., a wholly-owned subsidiary of Adira, to form Empower Healthcare Corporation, resulting in the indirect acquisition by SMAART of all of the issued and outstanding securities of Adira (the “Transaction”). This resulted in a reverse takeover of Adira by the shareholders of Empower Healthcare Corporation.

In connection with the Transaction completed on April 16, 2018, the Company changed its name from “Adira Energy Ltd.” to “Empower Clinics Inc.” and consolidated its existing common shares on the basis of one common share for each 6.726254 existing common shares of the Company.

At the time of the Transaction, Adira did not constitute a business as defined under IFRS 3; therefore, the Transaction was accounted for under IFRS 2, where the difference between the consideration given to acquire Adira and the net asset value of Adira was recorded as a listing fee expense to net loss. As Empower Healthcare Corporation was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information of Adira up to the date of the Transaction.

Consideration - shares	$614,415
Legal and professional fees relating to the Transaction	365,871
Net liabilities acquired	328,522
Listing fee	$1,308,808

Fair value of the net assets (liabilities) of Adira
Cash	13,000
Accounts payable and accrued liabilities	(341,522)
$(328,522)

The fair value of 2,544,075 issued common shares of the Company was estimated using C$0.31 ($0.24) per share.

19

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

6. PROPERTY AND EQUIPMENT

The Company operates clinics in Oregon and Washington State. A continuity of property and equipment for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Cost
Balance, December 31, 2015	$249,282	$146,822	$42,500	$–	$438,604
Transfer to assets held for sale	(70,297)	(119,703)	–	–	(190,000)
Disposals	(178,985)	(27,119)	(13,000)	–	(219,104)
Impairment loss	–	–	(14,500)	–	(14,500)
Balance, December 31, 2016	–	–	15,000	–	15,000
Expenditures	–	–	11,598	20,000	31,598
Balance, December 31, 2017	–	–	26,598	20,000	46,598
Expenditures	–	–	1,762	98,465	100,227
Balance, December 31, 2018	$–	$–	$28,360	$118,465	$146,825

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Accumulated amortization
Balance, December 31, 2015	$(8,309)	$–	$(6,917)	$–	$(15,226)
Amortization	(5,966)	–	(27,185)	–	(33,151)
Transfer to assets held for sale	2,343	–	–	–	2,343
Disposals	11,932	–	27,500	–	39,432
Balance, December 31, 2016	–	–	(6,602)	–	(6,602)
Amortization	–	–	(3,868)	–	(3,868)
Balance, December 31, 2017	–	–	(10,470)	–	(10,470)
Amortization	–	–	(9,295)	–	(9,295)
Balance, December 31, 2018	$–	$–	$(19,765)	$–	$(19,765)

	Facilities	Land	Furniture and equipment	Tenant improvements	Total
Carrying amount
Balance, December 31, 2016	$–	$–	$8,398	$–	$8,398
Balance, December 31, 2017	–	–	16,128	20,000	36,128
Balance, December 31, 2018	$–	$–	$8,595	$118,465	127,060

20

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

7. INTANGIBLE ASSETS

	Patient records	Trademarks and domain names	Management software	Total
Cost
Balance, December 31, 2015	$356,896	$141,000	$73,000	$570,893
Impairment loss	(64,800)	–	–	(64,800)
Balance, December 31, 2016	292,093	141,000	73,000	506,093
Expenditures	–	–	–	–
Balance, December 31, 2017	292,093	141,000	73,000	506,093
Impairment loss	–	(42,300)	(21,900)	(64,200)
Balance, December 31, 2018	$292,093	$98,700	$51,100	$441,893

	Patient records	Trademarks and domain names	Management software	Total
Accumulated amortization
Balance, December 31, 2015	$(35,690)	$(14,100)	$(7,300)	$(57,090)
Amortization	(56,703)	(28,200)	(14,600)	(99,503)
Balance, December 31, 2016	(92,393)	(42,300)	(21,900)	(156,593)
Amortization	(56,704)	(28,200)	(14,600)	(99,504)
Balance, December 31, 2017	(149,097)	(70,500)	(36,500)	(256,097)
Amortization	(71,379)	(28,200)	(14,600)	(114,179)
Balance, December 31, 2018	$(220,476)	$(98,700)	$(51,100)	$(370,276)

	Patient records	Trademarks and domain names	Management software	Total
Carrying amount
Balance, December 31, 2016	$199,700	$98,700	$51,100	$349,500
Balance, December 31, 2017	142,996	70,500	36,500	249,996
Balance, December 31, 2018	$71,617	$–	$–	$71,617

During the year ended December 31, 2018, the Company recognized an impairment loss of $64,200 (year ended December 31, 2017 - $nil) in relation to trademarks, domain names and management software. During the year ended December 31, 2016, the Company recognized an impairment loss of $64,800 in relation to patient records.

21

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

8. ASSETS HELD FOR SALE

At December 31, 2018, the Company has listed the facility and land in Portland, Oregon for sale. Prior to their classification as assets held for sale, the land and facility in Portland were reported under property and equipment (note 6). The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on a sales agreement dated January 17, 2019 whereby the Company will receive net proceeds of $127,972 after selling costs (note 23). An impairment loss of $57,072 has been recognized to reduce the asset’s carrying value to its fair market value.

	Facility Portland	Land Portland	Total
Cost
Balance, December 31, 2015	$–	$–	$–
Transfer from property and equipment	70,297	119,703	(190,000
Balance, December 31, 2016	70,297	119,703	190,000
Expenditures	–	–	–
Balance, December 31, 2017	70,297	119,703	190,000
Impairment loss	(20,151)	(36,921)	(57,072)
Balance, December 31, 2018	$50,146	$82,782	$132,928

	Facility Portland	Land Portland	Total
Accumulated amortization
Balance, December 31, 2015	$(2,343)	$–	$(2,343)
Amortization	(2,613)	–	(2,613)
Balance, December 31, 2016	(4,956)	–	(4,956)
Amortization	–	–	–
Balance, December 31, 2017 and 2018	$(4,956)	$–	$(4,956)

	Facility Portland	Land Portland	Total
Carrying Amount
Balance, December 31, 2016	$65,341	$119,703	$185,044
Balance, December 31, 2017	65,341	119,703	185,044
Balance, December 31, 2018	$45,190	$82,782	$127,972

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
Carrying Amount	2018	2017
Trade payables and accrued liabilities	$1,274,885	$1,039,166
Payroll liabilities	280,007	410,389
	$1,554,892	$1,449,555

22

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

10. NOTES PAYABLES

	As at December 31,
	2018	2017	2016
Balance, beginning of period	$404,370	$87,016	$78,463
Converted to convertible debentures (a)	–	(62,131)	–
Repayment (b)	–	(31,000)	–
Issue of notes payable (c)(d)(e)(f)(g)	495,449	399,985	–
Converted to shares (c)(d)	(167,000)	–	–
Interest expense	27,896	10,500	8,553
Balance, end of period	760,715	404,370	87,016
Less: non-current portion of notes payable (g)	(150,271)	–	–
Current portion of notes payable	$610,444	$404,370	$87,016

a)	During the year ended December 31, 2015, the Company issued three separate notes payable of $16,938 (C$20,000), $20,000 (C$23,615) and $21,173 (C$25,000) bearing interest at 6% per annum and repayable on demand. These notes payable were converted to convertible debentures during the period ended December 31, 2017 (note 12(e)).

b)	On November 6, 2015, the Company issued a $25,000 promissory note payable maturing 120 days from the date of issuance. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 1.5% compounding monthly. This promissory note payable and interest was repaid during the period ended December 31, 2017.

c)	On September 15, 2017, the Company issued promissory notes payable that could be drawn down for up to $150,000 and $75,000 maturing on December 31, 2017. During the period ended December 31, 2017, $232,985 and $117,000 had been drawn respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum. On October 23, 2018, the Company converted $117,000 of the debt plus $7,389 of interest into shares (note 14(a)).

d)	On December 29, 2017, the Company issued a $50,000 promissory note payable maturing on the date a go public transaction is completed. The unpaid principal of this promissory note payable shall not accrue interest, but rather shall convert into common shares of the Company at the maximum permissible discount allowed pursuant to the rules of the Canadian Securities Exchange. On April 23, 2018, as part of the Transaction, the debt was converted into units of the Company consisting of one common share and one share purchase warrant (note 14(a)).

e)	On February 5, 2018 and March 12, 2018, the Company issued promissory notes payable in the amounts of $55,000 and $150,000, respectively. Upon maturity, the promissory note payable will be repayable on demand and will bear interest at 6% per annum.

f)	On August 10, 2018 the Company issued a promissory note payable in the amount of $140,000. This promissory note payable will be repayable on demand and will bear interest at 7% per annum.

g)	On December 31, 2018 the Company issued a promissory note payable in the amount of C$205,000 ($150,449). This promissory note payable is due December 31, 2020 and will bear interest at 6% per annum

23

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

11. SECURED LOAN PAYABLE

On June 12, 2015, the Company, through its wholly owned subsidiary EHC, acquired all of the assets of Presto in consideration for the assumption by the Company of Presto’s liability to Bayview Equities Ltd (the “Secured Party”) in the amount of $550,000 plus accrued interest of $35,893. The liability is secured by a grant to the Secured Party of a security interest in all the assets of EHC. The liability bears interest at 6% per annum and is due upon demand.

	As at December 31,
	2018	2017	2016
Principal	$550,000	$550,000	$550,000
Interest	167,460	126,849	88,537
	$717,460	$676,849	$638,537

12. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	As at December 31,
	2018	2017	2016
Balance, beginning of period	$1,835,225	$468,329	$143,341
Proceeds from Issuance of convertible debentures (a)(b)(c)(d)(e)(f)(g)	442,437	1,621,791	101,124
Amount allocated to conversion option (g)(h)	(172,386)	(1,047,347)	–
Amount converted to units (a)(b)(c)(d)(e)(f)(g)	(2,129,728)	–	–
Interest expense	57,397	125,079	33,942
Accretion expense	241,521	667,373	189,922
	$274,466	$1,835,225	$468,329

During the year ended December 31, 2018, the Company recognized a $890,136 gain (2017 - $nil, 2016 - $nil) on revaluation of the convertible debentures.

a)	On March 1, 2017, the Company raised $1,010,314 through the issue of convertible debentures net of finder fees, expiring on March 1, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $653,626 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

b)	On June 26, 2017, the Company raised $130,000 through the issue of convertible debentures, expiring on June 26, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $82,332 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

c)	On July 31, 2017, the Company raised $115,000 through the issue of convertible debentures, expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $72,831 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

24

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

12. CONVERTIBLE DEBENTURES (continued)

d)	On July 31, 2017, the Company converted accounts payable in the aggregate amount of $268,366 into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $169,959 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

e)	On July 31, 2017, three outstanding notes payable in the aggregate amount of $58,111 were converted into convertible debentures expiring on July 31, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $34,832 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

f)	On August 22, 2017, the Company raised $40,000 through the issue of convertible debentures, expiring on August 22, 2018. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to C$0.39 ($0.30). The fair value of the conversion feature at the grant date was estimated at $25,332 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056 (C$0.0075); 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%.

g)	On September 27, 2018, the Company raised $442,437 (C$575,060) through the issue of convertible debentures, expiring on September 27, 2019. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.14 (C$0.19). The fair value of the conversion feature at the grant date was estimated at $172,386 using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.14 (C$0.18); 100% volatility; risk-free interest rate of 1.66%; and an expected dividend yield of 0%. The conversion feature as at December 31, 2018 was valued at $22,565 using the Black Scholes option pricing model with the following assumptions: 0.75 year expected average life, share price of C$0.095; 100% volatility; risk-free interest rate of 1.85%; and an expected dividend yield of 0%. The gain on change in fair value of conversion feature of $146,201 has been recorded on the statement of loss and comprehensive loss.

h)	The conversion feature was not revalued at December 31, 2017 as the conversion price was dependent on completion of the Transaction. As a result of the Transaction, the fair value of the conversion options associated with the convertible debenture issuances during the year ended December 31, 2017 were deemed to be $nil as the convertible debentures outstanding on the date of the Transaction were all converted to common shares of the Company. Accordingly, the Company recognized a gain on change on change in fair value of conversion feature of $1,047,347 for the year ended December 31, 2018.

25

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

13. WARRANT LIABILITY

The warrants are classified as a financial instrument under the principles of IFRS 9, as the exercise price is in Canadian dollars while the functional currency of the Company is the US dollar. Accordingly, warrants are remeasured to fair value at each reporting date with the change in fair value charged to change in fair value of warrant liability.

	Expiry	Exercise	Warrants	Common shares upon	Warrants Outstanding as at December 31,
Issuance	Date	Price	issued	exercise	2018	2017
		C$0.39
Convertible Debt Conversion (1)	April 23, 2020	$0.30	11,373,368	11,373,368	11,373,368	–
		C$0.39
Note conversion (2)	April 23, 2020	$0.30	268,817	268,817	268,817	–
		C$0.36
Shares issued (3)	June 11, 2019	$0.28	2,000,000	2,000,000	2,000,000	–
		C$0.36
Note conversion (4)	October 22, 2019	$0.28	517,132	517,132	517,132	–
		C$0.36
Shares issued (5)	October 22,2019	$0.28	312,903	312,903	312,903	–
		C$0.19
Convertible Debt Conversion (6)	December 14, 2020	$0.14	422,678	422,678	422,678	–
			14,894,898	14,894,898	14,894,898	–

(1)	On April 23, 2018, as part of the Transaction, the Company converted convertible debentures and issued 11,373,368 share purchase warrants (note 14(a)).

(2)	On April 23, 2018, as part of the Transaction, the Company converted $50,000 of notes payable into 268,817 units; each consists of one common share and one common share purchase warrant (note 14(a)).

(3)	On June 11, 2018, the Company issued 2,000,000 units; each consists of one common share and one common share purchase warrant (note 14(a), note 23).

(4)	On October 23, 2018, the Company converted $122,030 of notes payable into 517,132 units; each consists of one common share and one common share purchase warrant (note 14(a)).

(5)	On October 23, 2018, the Company issued 312,903 units; each consists of one common share and one common share purchase warrant (note 14(a)).

(6)	On December 31, 2018, the Company issued 422,678 units; consisting of 422,678 common shares and 422,678 common share purchase warrants (note 14(a)).

26

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

13. WARRANT LIABILITY (continued)

The total fair values of the warrants at their respective issue dates and December 31, 2018 are as follows:

	As at December 31,
	2018	2017
Balance beginning of period	$–	$–
Convertible Debt Conversion (1)	1,317,916	–
Shares issued (1)	303,427	–
Note conversion (1)	83,254	–
Change in fair value of warrant liability (2)	(1,598,425)	–
Total warrant liability	106,172	–
Less: non-current portion	(101,698)	–
Current portion of warrant liability	$4,474	$–

During the year ended December 31, 2018, 2017 and 2016, the Company recognized the following gain on revaluation of the share purchase warrant liability:

	Years ended December 31,
	2018	2017	2016
Convertible Debt Conversion	$1,247,038	$–	$–
Shares issued	300,798	–	–
Note conversion	50,589	–	–
	$1,598,425	$–	$–

(1)  Fair value at issuance based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.80% - 2.25%
Expected life	1 - 2 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

(2)  Fair value at December 31, 2018 based on the following assumptions for the Black-Scholes option pricing:

Risk-free interest rate	1.85%
Expected life	0.44 - 1.96 years
Expected volatility	100.0%
Forfeiture rate	0.0%
Dividend rate	0.0%

14. EQUITY

a) Authorized share capital

•	Unlimited number of common shares without nominal or par value.

The Company had the following common share transactions during the year ended December 31, 2018:

•	On April 19, 2018, as part of the Transaction (note 5), the common shares of Adira were consolidated at a ratio of 20:1. In addition, the Company issued 2,544,075 common shares at a deemed price of C$0.31 ($0.24) per share for purchase consideration of $614,415.

27

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

14. EQUITY (continued)

•	On April 23, 2018, pursuant to the conversion of 11,373,368 units of convertible debentures with a face value of $2,089,495, the Company issued 11,373,368 common shares and 11,373,368 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

•	On April 23, 2018, pursuant to the conversion of $50,000 in promissory notes payable, the Company issued 268,817 common shares and 268,817 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.30 (C$0.39) per share for a period of two years following the closing date of the conversion (note 13).

•	On April 23, 2018, pursuant to a shareholder rights offering financing, the Company issued 8,443,473 common shares at a price of $0.24 (C$0.31) per share for gross proceeds of $2,020,357 (C$2,617,477).

•	On June 11, 2018, pursuant to a marketing services agreement, the Company issued 2,000,000 units at a deemed price of C$0.31 ($0.24) per unit for total fair value consideration of C$620,000 ($477,180). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.36 ($0.28) per share for a period of two years following the closing date of the financing. Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company is in the process of cancelling these securities.

•	On June 11, 2018, pursuant to obligations under employment contract, the Company issued 2,000,000 common shares to the former CEO, for a deemed value of $0.24 (C$0.31) per common share for total consideration paid to the former CEO of $477,180 (C$620,000) (note 18, 19).

•	On October 23, 2018, pursuant to the conversion of $122,030 notes payable, the Company issued 517,132 units. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the conversion (note 13).

•	On October 23, 2018, pursuant to a private placement financing, the Company issued 312,903 units for $0.24 (C$0.31) per unit for gross proceeds of $71,938 (C$97,000). Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.28 (C$0.36) per share for a period of twelve months following the closing date of the financing (note 13).

•	On October 23, 2018, the Company issued 423,076 common shares at a deemed price of C$0.29 ($0.22) per common share for services received for total fair value consideration of C$120,000 ($92,856).

•	On October 23, 2018, pursuant to restructuring, the Company issued 1,204,851 common shares for $0.18 (C$0.23) per common share.

•	On December 14, 2018, pursuant to the conversion of 422,678 units of convertible debentures with a face value of $57,980 (C$75,060), the Company issued 422,678 common shares and 422,678 common share purchase warrants. Each warrant entitles the holder to acquire one common share at a price of $0.14 (C$0.19) per share for a period of two years following the closing date of the conversion (note 13).

The Company had the following common share transactions during the year ended December 31, 2017:

•	In January 2017, pursuant to a shareholder rights offering financing, the Company issued 32,237,225 common shares for $0.0094 per common share for gross proceeds of $302,244 (C$375,000).

At December 31, 2018, there were 77,847,598 issued and outstanding common shares (December 31, 2017 - 48,337,225). The Company does not currently pay dividends and entitlement will only arise upon declaration.

28

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

14. EQUITY (continued)

b) Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share option transactions and the number of share options outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

Exercise	Number of share options	Weighted average exercise price
price (CS)	price (CS)	(years)
Outstanding, December 31, 2015	–	–
Granted	1,250,000	C$0.10
Outstanding, December 31, 2016	1,250,000	C$0.10
Granted	2,050,000	C$0.10
Outstanding, December 31, 2017	3,300,000	C$0.10
Granted	4,300,000	C$0.38
Outstanding, December 31, 2018	7,600,000	C$0.25
Exercisable, December 31, 2018	5,650,000	C$0.30

Share options outstanding and exercisable at Decemeber 31, 2018, are as follows:

Exercise	Number of options	Weighted average exercisable	Weighted average life of options	Number of options	Weighted average exercisable	Weight average life of options
price (CS)	outstanding	price (C$)	(years)	exercisable	price (CS)	(years)
0.10	3,300,000	0.10	2.55	1,600,000	0.10	2.95
0.26	450,000	0.26	4.80	200,000	0.26	4.80
0.38	3,850,000	0.38	4.40	3,850,000	0.38	4.40
	7,600,000	0.25	3.85	5,650,000	0.30	4.00

The fair value of share options recognized as an expense during the year ended December 31, 2018, was $892,417 (year ended December 31, 2017 - $5,433). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017	2016
Risk-free interest rate	2.19% - 2.37%	0.76%-	–
Expected life	5 years	5 years-	–
Expected volatility	100.0%	100.0%-	–
Forfeiture rate	0.0%	0.0%-	–
Dividend rate	0.0%	0.0%-	–

The risk-free rate of periods within the expected life of the share options is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

29

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

14. EQUITY (continued)

c) Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017, 2016 and 2015	–	–
Granted (1)	627,378	C$0.31
Outstanding, December 31, 2018	627,378	C$0.31
Exercisable, December 31, 2018	627,378	C$0.31

(1)	On April 23, 2018, as part of the Transaction, the Company issued 627,378 share purchase warrants to agents involved in the transaction. The share purchase warrants have an exercise price of $0.24 (C$0.31).

The fair value of share purchase warrants recognized in reserves during the year ended December 31, 2018, was $80,280 (year ended December 31, 2017 and 2016 - $nil). The following are the assumptions used for the Black Scholes option pricing model valuation of share options granted during the years ended December 31, 2018, 2017 and 2016:

	Years ended December 31,
	2018	2017	2016
Risk-free interest rate	1.87%	–	–
Expected life	2 years	–	–
Expected volatility	100.0%	–	–
Forfeiture rate	0.0%	–	–
Dividend rate	0.0%	–	–

15. OPERATING EXPENSES

		Years ended December 31,
	Note	2018	2017	2016
Salaries and benefits	20	$1,786,804	$1,205,514	$1,053,305
Rent		272,768	267,272	160,135
Advertising and promotion		306,799	171,814	60,353
Telephone and internet		97,028	–	88,485
Other		54,282	392,408	225,729
		$2,517,681	$2,037,008	$1,588,007

16. RESTRUCTURING EXPENSE

Subsequent to the Transaction, the Company initiated an organization-wide refocusing and restructuring. Accordingly, the Company incurred $110,424 during the year ended December 31, 2018 (2017 - $nil; 2016; $nil) in net charges related to reorganization and restructuring.

30

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

17. INCOME TAXES

a)   Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 27% (2017 - 26%, 2016 – 26%) to the effective tax rate is as follows:

	Years ended December 31,
	2018	2017	2016
Loss before taxes	$(3,789,918)	$(3,109,921)	$(1,669,736)
Combined Canadian federal and provincial income tax rates	27%	26%	26%
Expected income tax recovery	(1,023,280)	(808,580)	(434,130)
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	35,690	(219,015)	(52,060)
Non-deductible expenses	294,780	10,988	32,390
Tax rate changes	152,650	233,990	1,834
Change in prior year estimates	–	165,538	–
Other	1,690	(561)	–
Change in unrecognized deferred income tax assets	538,470	617,640	295,670
Income tax recovery	$–	$–	$78,146

b)   Unrecognized deferred tax assets and liabilities

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	As at December 31,
	2018	2017
Deferred tax assets:
Non-capital losses	$7,291,370	$4,357,960
Property and equipment	59,640	7,010
Intangible assets	366,070	225,750
Accrued professional fees	23,000	–
Accrued compensation	34,378	–
Convertible debenture	–	569,010
Share issue costs	179,640	12,000
Capital losses carried forward	5,417	–
Unrealized foreign exchange loss issuance costs	1,880	1,880
Deferred tax assets, net	$7,961,384	$5,173,610

31

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2018	2017	2016
Conversion of convertible debt to share purchase warrants	13	$1,292,265	$–	$–
Shares issued to marketing services company	14(a)	477,180		–
Shares issued to former CEO	14(a)	477,180		–
Conversion of notes payable into units	13	114,567		–
		$2,361,192	$–	$–

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2018 and 2017, none of the Company's financial assets and liabilities are measured and recognized in the consolidated statements of financial position at fair value with the exception of the conversion feature liability (note 12) and warrant liability (note 13).

The carrying values of cash, accounts receivable, due from related parties, bank indebtedness, accounts payable and accrued liabilities, share subscriptions and amounts due to related parties approximate their carrying values due to their short-term nature.

As at December 31, 2018 and 2017, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the conversion feature liability (note 12) and warrant liability (note 13), which are a Level 3 fair value measurement.

b)	Risk Management

The Company examines its various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. The risks may include credit risk, currency risk, liquidity risk and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance., where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s finance group and they are regularly discussed with the Board of Directors.

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes and cash amounts owed to the Company by these counterparties, less and amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

32

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s credit risk is predominantly related to cash balances held in financial institutions and amounts receivable from credit card processor. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2018 and 2017, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

b) Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s income (loss) and comprehensive income (loss) are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	As at December 31,
	2018	2017
Canadian dollar net monetary liabilities	$171,578	$420,704
	$171,578	$420,704

The effect on loss before income tax for the year ended December 31, 2018, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $12,577 (2017 - $33,536) assuming that all other variables remained constant.

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its expansion plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk. A summary of future operating commitments is presented in note 22.

As at December 31, 2018, the Company had a cash balance of $157,668 and current liabilities of $3,258,043. (December 31, 2017 - $nil and $5,436,664 respectively). The Company’s current resources are not sufficient to settle its current liabilities.

d) Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

33

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

20. RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2018 and 2017, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Years ended December 31,
	2018	2017	2016
Salaries and benefits	$1,063,748	$221,700	$195,000
Share-based payments	892,417	–	–
	$1,956,165	$221,700	$195,000

Included in salaries and benefits for the year ended December 31, 2018 is $477,180 (2017 - $nil; 2016 - $nil) related to 2,000,000 shares awarded to the former CEO (notes 14(a)).

As at December 31, 2018, $nil (December 31, 2017 - $133,775), is due from related parties for the Transaction. The outstanding balance was non-interest bearing, unsecured and due on demand.

As at December 31, 2018, $12,575 (December 31, 2017 - $16,170) is due to related parties for final settlement of the purchase of Presto operations. The outstanding balance is non-interest bearing, unsecured and due on demand.

21. MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis. At December 31, 2018, the capital of the Company consists of consolidated equity, notes payable, convertible debentures payable, secured loan payable, and bank indebtedness, net of cash.

	As at December 31,
	2018	2017
Equity	$(2,996,220)	$(4,806,862)
Notes payable	760,715	404,370
Convertible debentures payable	274,466	1,835,225
Secured loan payable	717,460	676,849
Bank indebtedness	–	7,148
	(1,243,579)	(1,883,270)
Less: Cash	(157,668)	–
	$(1,401,247)	$(1,883,270)

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

34

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

21. MANAGEMENT OF CAPITAL (continued)

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives.

The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2018 and 2017, the Company was not subject to any externally imposed capital requirements.

22. COMMITMENTS AND CONTINGENCIES

Commitments

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	$1,554,892	$1,554,892	$–	$–
Notes payable	760,715	610,444	150,271	–
Convertible debentures payable	274,466	274,466	–	–
Secured loan payable	717,460	717,460	–	–
	3,307,533	3,157,262	150,271	–
Commitments
Future operating commitments	180,696	146,036	34,660	–

Total financial liabilities and commitments	$3,488,229	$3,303,298	$184,931	$–

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Contingent liabilities

The Company is involved in a number of legal actions with the former President and director of its subsidiary companies (the “Litigant”) following the termination for cause of the Litigant in June 2016.

In one action, as the Litigant refused to comply with the termination, the Company received a temporary restraining order (“TRO”) requiring the Litigant to comply with the termination and cease using company property. Later, following a full evidentiary hearing, the court issued a preliminary injunction consistent with the TRO. In June 2017, the Litigant, filed counterclaims against the Company and its subsidiaries. The Litigant’s counterclaims broadly allege that his written agreements with the Company and its subsidiaries were induced by fraud or mistake. He claims he believed he was promised that he would own 50% of the Company in perpetuity, and that his lack of control over the Company and its subsidiaries has caused him economic harm in the amount of $10 million. The Litigant seeks money damages or rescission of the agreements.

In a second action, the Litigant filed a lawsuit on behalf of The Hemp and Cannabis Foundation (“THCF”) for rescission of an agreement whereby THCF sold a parcel of residential real estate to one of the subsidiaries, The Hemp and Cannabis Company (“THCC”). In that case, THCF claims THCC has failed to make payments on a note. THCF’s lawyer has withdrawn, and THCF has not hired replacement counsel.

35

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

22. COMMITMENTS AND CONTINGENCIES (continued)

The Company and its subsidiaries are prosecuting their claims against the Litigant, and are vigorously defending against all of his counterclaims and no liability has been recognized in the consolidated financial statements.

On April 23, 2019, both actions were ordered dismissed without prejudice.

23. EVENTS AFTER THE REPORTING PERIOD

Private Placements

On April 2, 2019, the Company raised $599,145 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units at a price of C$0.10 ($0.08) per unit for gross proceeds of C$2,111,500 ($1,582,359). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of C$0.16 ($0.12) per share for a period of two years following the closing date of the financing.

On May 3, 2019, the Company raised $154,345 (C$207,270) through the issue of convertible debentures, expiring on May 3, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

Sun Valley Acquisition

On April 30, 2019, the Company completed the acquisition of Sun Valley Certification Clinics Holdings LLC ("Sun Valley"), for consideration of $3,835,000 (C$5,160,376) comprised of cash of $829,853 (C$1,005,451) and 22,409,425 common shares of the company at a price of $0.14 (C$0.183) per share for consideration of $3,005,147 (C$4,100,925) (the "Purchase"). Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic cannabis industry. In connection with the Purchase, the Company may also acquired the 30% minority membership interests held by Green Global Properties Inc., a subsidiary of Aura Health Inc., in three partially-owned subsidiaries of Sun Valley, operating clinics in Mesa and Phoenix, Arizona, and Las Vegas, Nevada, such that Empower now indirectly owns all of the membership interests in each of such subsidiaries.

Other Share Transactions

On January 17, 2019, pursuant to the conversion of convertible debt on December 14, 2018, the Company cancelled 422,678 common shares, which had been issued for $0.14 (C$0.18) per common and reissued 417,000 common shares for $0.14 (C$0.18) per common share.

On March 3, 2019, pursuant to the termination agreement with the former CEO, the Company cancelled 2,651,875 common shares.

On March 8, 2019, the Company issued 1,500,000 common shares for $0.17 (C$0.23) per common share as settlement of amounts payable for marketing and professional services of $254,728 (C$347,500).

36

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018, 2017 and 2016

(in United States dollars, except where noted)

23. EVENTS AFTER THE REPORTING PERIOD (continued)

On March 22, 2019, pursuant to the exercise of common share purchase warrants, the Company issued 431,075 common shares for $0.14 (C$0.19) per common share for gross proceeds of $61,617 (C$79,230). As at December 31, 2018, the Company had received $61,617 (C$79,230) in relation to the exercise of the share purchase warrants. These proceeds were recorded as a share subscription liability until the associated common shares were issued on March 22, 2019.

On June 11, 2018, the Company entered into an agreement with an unrelated company for marketing services. As compensation for these services, the Company issued 2,000,000 units to a related party of the marketing company, with each unit comprising one common share and one common share purchase warrant with an exercise price of $0.28 (C$0.36). Subsequent to issuing the units, the Company cancelled the marketing services agreement due to non-performance of services by the marketing company. The units remained outstanding at December 31, 2018, subsequent to which the Company obtained from the holder the certificates of all 2,000,000 common shares and 2,000,000 common share purchase warrants. The Company is in the process of cancelling these securities.

Assets Held for Sale

On January 17, 2019, the Company completed the sale of a facility and land in Portland, Oregon which had been classified as assets held for sale. The Company received net proceeds of $127,972 comprised of $5,472 and a promissory note in the amount of $122,500 which accrues interest at a rate of 6% per annum and is due in full on February 1, 2021. The promissory note is secured by the facility and land in Portland, Oregon.

37